UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SI-BONE, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

825704 10 9

(CUSIP Number)

January 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Montreux IV Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No. 825704 10 9

1.	Name of Reporting Person: Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

Item 1.
	(a)	Name of Issuer: SI-BONE, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 471 El Camino Real, Suite 101, Santa Clara, California

Item 2.
	(a)	Name of Person Filing: Montreux Equity Partners IV, L.P. Montreux IV Associates, L.L.C. Montreux IV Associates IV, L.L.C. Daniel K. Turner, III
	(b)	Address or Principal Business Office or, if none, Residence: Four Embarcadero Center, Suite 3720 San Francisco, CA 94111
(c)

Citizenship or Place of Organization:
Montreux Equity Partners IV, L.P., Montreux IV Associates, L.L.C.

And Montreux IV Associates IV, L.L.C.: California.

Daniel K. Turner, III: United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 825704 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of January 27, 2020, Montreux Equity Partners IV, L.P., Montreux IV Associates, L.L.C., Montreux IV Associates IV, L.L.C. and Daniel K. Turner, III do not have beneficial ownership over any shares of the Issuer’s common stock.

(a) Amount beneficially owned:

Montreux Equity Partners IV, L.P.	0
Montreux IV Associates, L.L.C.	0
Montreux IV Associates IV, L.L.C.	0
Daniel K. Turner, III	0

(b) Percent of class:

Montreux Equity Partners IV, L.P.	0%
Montreux IV Associates, L.L.C.	0%
Montreux IV Associates IV, L.L.C.	0%
Daniel K. Turner, III	0%

(c)(i) Number of shares to which the person has sole power to vote or direct the vote:

Montreux Equity Partners IV, L.P.	0
Montreux IV Associates, L.L.C.	0
Montreux IV Associates IV, L.L.C.	0
Daniel K. Turner, III	0

(c)(ii) Number of shares to which the person has shared power to vote or direct the vote:

Montreux Equity Partners IV, L.P.	0
Montreux IV Associates, L.L.C.	0
Montreux IV Associates IV, L.L.C.	0
Daniel K. Turner, III	0

(c)(iii) Number of shares to which the person has sole power to dispose or direct the disposition of:

Montreux Equity Partners IV, L.P.	0
Montreux IV Associates, L.L.C.	0
Montreux IV Associates IV, L.L.C.	0
Daniel K. Turner, III	0

(c)(iv) Number of shares to which the person has shared power to dispose or direct the disposition of:

Montreux Equity Partners IV, L.P.	0
Montreux IV Associates, L.L.C.	0
Montreux IV Associates IV, L.L.C.	0
Daniel K. Turner, III	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:
/s/ Daniel K. Turner
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:
/s/ Daniel K. Turner
Daniel K. Turner, III, Managing Member

MONTREUX IV ASSOCIATES IV, L.L.C.

By:	Montreux Equity Management IV, L.L.C., its General Partner

By:
/s/ Daniel K. Turner
Daniel K. Turner, III, Managing Member

By:
/s/ Daniel K. Turner
Daniel K. Turner, III

EXHIBIT INDEX

Exhibit I — Joint Filing Agreement (previously filed with the Schedule 13G filed by the Reporting Persons on February 14, 2019)